EXHIBIT 99.1

For Immediate Release 20-45-TR	Date:	September 8, 2020

Teck Provides Update on Fort Hills Production Plan

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that the Partners in the Fort Hills limited partnership have decided to restart the second Fort Hills train and plan to ramp up production to approximately 120,000 barrels per day by the end of the year. Assuming ongoing production at Fort Hills on this basis we have narrowed our production guidance for the year from 100,000-120,000 barrels per day to approximately 105,000-115,000 barrels per day, of which Teck’s share is 21.3%. We have also lowered our unit operating costs guidance by CAD$2 per barrel to CAD$35 to CAD$38 per barrel for the year compared to our previous guidance of CAD$37 to CAD$40 per barrel. We previously announced a reduction in our 2020 capital spending in our Energy business unit to $85 million from $175 million and this remains unchanged. The Fort Hills partners will continue to monitor market conditions and may adjust the operating plan for Fort Hills accordingly.

Forward-Looking Statements - Teck
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements, and forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this news release include but are not limited to, statements concerning: the restart of the second Fort Hills train; projected daily production at Fort Hills; updated 2020 production guidance for Fort Hills; expectation that the projected production rates will allow us to capture incremental margins and maximize Fort Hills mine fleet utilization; the ability to maintain a reduced fixed cost base at Fort Hills; updated 2020 unit operating cost guidance for Fort Hills; and expected 2020 capital spending in our Energy business unit. These forward-looking statements speak only as of the date of this news release.

The forward-looking statements in this release are based on a number of assumptions, including, but not limited to, assumptions regarding: ability to effectively restart the second Fort Hills train in accordance with expectations; potential impacts of COVID-19 on operations; and that operating plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions; and that there are no material unanticipated variations in the cost inputs related to unit cost guidance. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially and negatively.  Factors that may cause actual results to vary materially include, but are not limited to: unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations); cost escalation; action undertaken by the project operator or our partners; action taken by the government or the project in response to COVID-19; government action imposes further production curtailments; and other events that cause actual events to vary any of the assumptions made related to these forward-looking statements. The Fort Hills project is not controlled by us and production schedules, among other matters, may be adjusted by our partners.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com